UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Vsource, Inc.

(Name of Subject Company (Issuer))

Vsource, Inc. (Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series 1-A Convertible Preferred Stock

Series 2-A Convertible Preferred Stock

Series 4-A Convertible Preferred Stock

(Title of Class of Securities)

92908B 30 3

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Phillip E. Kelly

Chief Executive Officer

Vsource, Inc.

7855 Ivanhoe Avenue, Suite 200

La Jolla, CA 92037

(858) 551-2920

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies To:

Brooks Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Suite 4400

Chicago, IL 60606-5096

312-984-7594

CALCULATION OF FILING FEE

TRANSACTION VALUATION:	AMOUNT OF FILING FEE:

$15,812,275	$2,003.42

(1)	Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon the proposed purchase price of the securities being issued in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $2,003.42

FORM OR REGISTRATION NO.: Schedule 14C

FILING PARTY: Vsource, Inc

DATE FILED: July 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Vsource, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 18, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on November 3, 2004 (“Amendment No. 1”) in connection with the Company’s offer to exchange all outstanding shares of its Series 1-A Convertible Preferred Stock, Series 2-A Convertible Preferred Stock and Series 4-A Convertible Preferred Stock for shares of a new wholly owned subsidiary.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Circular, and the Information Statement, which were previously filed as Exhibit to the Schedule TO, and Amendment No. 1, are incorporated in this Amendment No. 2 to Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO, except that such information is hereby supplemented to the extent specifically provided herein.

ITEMS 1 and 4:         SUMMARY TERM SHEET/TERMS OF TRANSACTION.

Item 1 of the Schedule TO entitled “Summary Term Sheet” and Item 4 of the Schedule TO entitled “Terms of the Transaction” are amended as follows:

“The Company has extended the expiration date of the exchange offer. The exchange offer was previously scheduled to expire at 12:00 Midnight, Pacific Standard Time, on Tuesday, November 16, 2004. The Company has extended the exchange offer so that it now will expire at 5:00 p.m., Pacific Standard Time, on Friday, November 19, 2004, unless further extended by the Company.”

ITEM 12	EXHIBITS.

Item 12 is hereby amended by adding “Exhibit (a)(5) – Supplemental Letter to Preferred Stockholders” and “Exhibit (a)(6) – Press Release, dated November 12, 2004.”

(a)(1)  Exchange Offer and Consent Solicitation Circular dated October 15, 2004*

(a)(2)  Letter to Preferred Stockholders dated October 15, 2004*

(a)(3)  Information Statement dated September 1, 2004*

(a)(4)  Supplemental Letter to Preferred Stockholders*

(a)(5)  Supplemental Letter to Preferred Stockholders

(a)(6)  Press Release, dated November 12, 2004

(d)(1)  Form of Commitment Letter*

(d)(2)  Common Stock and Warrant Purchase Agreement, dated August 31, 2004*

(d)(3)  Representation Letter, dated October 15, 2004*

(d)(4)  Symphony Offer Document, dated October 15, 2004*

*	Previously filed with Schedule TO on October 18, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VSOURCE, INC.

By:	/s/ Dennis M. Smith
Name:	Dennis M. Smith
Title:	Chief Financial Officer

Dated: November 12, 2004